Exhibit 99.1

Galapagos Publishes 2024 Annual Report and

Announces Annual Shareholders’ Meeting

Mechelen, Belgium; March 27, 2025, 21:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today publishes its annual report for the financial year 2024 and announces its Annual Shareholders’ Meeting (AGM) to be held on Tuesday, April 29, 2025 at 14:00 CET at the registered office of the Company.

The annual report for the financial year 2024, including a review of figures and performance, is available online at https://www.glpg.com/financial-reports and can also be downloaded as PDF. The annual 2024 Form 20-F filing with the SEC is available at www.sec.gov/edgar.

Galapagos has the honor to invite its shareholders, holders of subscription rights, Board members, and statutory auditor to its Annual (ordinary) Shareholders’ Meeting that will be held on Tuesday April 29, 2025 at 14:00 CET at the Company’s registered office.

The items on the agenda of the AGM include, amongst other items: (i) the appointment of Mr. Oleg Nodelman as Non-Executive Non-Independent Director, and (ii) the confirmation and appointment of the statutory auditor with respect to the “assurance” of the Corporate Sustainability Reporting Directive 2022/2464/EU (CSRD) sustainability reporting.

The proposed separation of Galapagos into two publicly traded entities is not included on the agenda of this AGM. An Extraordinary Shareholders’ Meeting in relation to this matter is expected to be convened mid-2025.

In order to be admitted to the AGM to be held on April 29, 2025, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 23 of the Company’s Articles of Association, and fulfil the formalities described in the convening notice. The convening notice and other documents related to this AGM, including the biography of Mr. Oleg Nodelman, can be consulted on our website at www.glpg.com/shareholders-meetings.

About Galapagos

We are a biotechnology company with operations in Europe and the U.S. dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2024, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

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